

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

Via E-mail
John T. Thomas
President and Chief Executive Officer and Trustee
Physicians Realty Trust
250 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

> **Re: Physicians Realty Trust**
> **Registration Statement on Form S-11**
> **Filed May 24, 2013**
> **File No. 333-188862**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your disclosure that you have classified for accounting purposes as your Predecessor the historical business and operations of four healthcare real estate funds managed by B.C. Ziegler and Company and another subsidiary of the Ziegler Companies, Inc. The Predecessor financial statements included in the filing appear to only include the historical business and operations of the four healthcare real estate funds. Please provide further clarification regarding your disclosure.

Distribution Policy, page 50

2.   In your amended filing, please adjust the cash available for distribution table to start with the pro forma GAAP net income for the trailing 12 month period starting from March 31, 2013.

3.   We note your response to comment number 10. Please disclose your basis for including rent from new leases and how you determined that amount. In addition, please tell us what consideration was given to the impact of previous year vacancies and contractual rental concessions in your calculation of the net increase in contractual rental revenues.

4.   We note your response to comment number 14. We are unable to locate the revised disclosure on page 52 in response to our comment. In your amended filing, please include the requested adjustments and the related calculations and assumptions relating to cash flow from investing activities including tenant improvements, leasing commissions and general improvements or tell us why you believe these adjustments are not appropriate.

5.   We note your response to comment number 15. We are unable to locate the revised disclosure on page 52 in response to our comment. In your amended filing, please revise the table to specify the estimated cash flows from financing activities including any calculations and assumptions used.

6.   Please revise the table to specify items included in your cash flows from financing activities.

Results of Operations, page 62

Three months ended March 31, 2013 compared to the three months ended March 31, 2012

Other revenues, page 62

7.   Please tell us the facts and circumstance and the accounting policy that results in you recording the amortization of tenant improvements into other revenue.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

8.   We note your variance explanation relating to expense recoveries refers to the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. Please update this variance explanation to refer to the appropriate period.

Liquidity and Capital Resources, page 64

Commitments – Pre Offering, page 65

9.   We note your response to comment number 23. In your amended filing, please reconcile the principal payments to the total disclosed on page F-25.

Commitments – Post Offering, page 66

10.   In your amended filing, please reconcile the principal payments to the total disclosed in the Indebtedness to be Outstanding After this Offering table.

Unaudited Pro Forma Financial Statements

For the Period Ended March 31, 2013

11.   We note your response to comment number 30. Please disclose whether any of the limited partners or members possess the ability to dismiss the managing partner or member and the circumstance in which they are able to do so. In addition, please provide similar information regarding the entity that own s Arrowhead Commons.

Consolidated Pro Forma Income Statement, pages F-4 and F-5

12.   In your amended filing please remove discontinued operations attributable to common shareholders earnings per share basic and diluted.

Notes to Unaudited Pro Forma Financial Statements

13.   In your amended filing, please update the dates in the footnotes as appropriate for the inclusion of revised financial statements information.

2. Adjustments to the Pro Forma Consolidated Statements of Operations, page F-6

Footnote EE, page F-6

14.   We note your response to comment number 33. We will continue to monitor the amended filings for the inclusion of the exhibits relating to the equity incentive plan award agreements referred to in your response.

Footnote GG, page F-7

15.   We note your response to comment number 34. We will continue to monitor your disclosure in amended filings related to your anticipated credit facility.

Financial Statements – Ziegler Healthcare Real Estate Funds

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-19

16.   We have reviewed your response to comment number 38. Please provide additional information as to how you accounted for this transaction including what accounts were affected at the time you entered into the agreement and what is the proposed future accounting over the life of the ten year lease, if any. Please provide to us the relevant sections of the agreement and cite any accounting literature relied upon by management.

Draft Tax Opinion

17.   Please revise to clarify that your reliance on the Officer's Certificate is limited to factual matters. In addition, the last paragraph appears to limit investor reliance on the opinion. Please revise to remove this limitation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director